UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

100 Marine Parkway, Suite 400

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Elton Satusky

Robert T. Ishii

Douglas K. Schnell

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2026, relating to the Tender Offer Statement on Schedule TO filed by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), and Neurocrine with the SEC on April 20, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno, in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 and the related letter of transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the section titled “U.S. Antitrust” in its entirety and replacing it with the following:

“Pursuant to the Merger Agreement, on April 10, 2026, each of Neurocrine and Soleno filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division of the United States Department of Justice and the FTC. As of 11:59 p.m. Eastern Time, on April 27, 2026, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2026

SOLENO THERAPEUTICS, INC.

By:	/s/ Anish Bhatnagar
Name: Anish Bhatnagar
Title: Chief Executive Officer